Performance for the Quarter ended September 30, 2019 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the quarter IT Services $ Revenue Mn Gross Revenue in INR Mn QoQ growth on Constant Currency basis is 1.1%, while the YoY growth on Constant Currency basis (after adjusting Q2’19 revenues for the impact of divestment of our Workday & Cornerstone business) is 3.8%

Operating Margins IT Services Operating Margin Operating Profit in INR Mn

Net Income for the quarter Highlights: The Effective Tax Rate for Q2’20 was 18.3% vs 21.8% in Q1’20 and 22.1% in Q2’19 Net Income in INR Mn Earnings per share in INR

Cash Flow Metrics for the quarter Operating Cash flow in INR Mn Operating Cash Flow is at 106.8% of Net Income Free Cash flow in INR Mn Free Cash Flow is at 84.0% of Net Income

Other highlights Attrition on LTM basis has reduced to 17.0% Localization in US now at 67.8% FPP mix at an all time high of 61.9% Digital now at 39.6%, grew 29.0% YoY Onboarded over 3,200 freshers in Q2 Completed share buyback of INR 10,500 crores in Q2

Outlook for quarter ending December 31, 2019 QoQ growth 0.8% to 2.8% We expect the revenue from our IT Services business to be in the range of $2,065 million to $2,106 million*. *    Outlook is based on the following exchange rates: GBP/USD at 1.23, Euro/USD at 1.11, AUD/USD at 0.68, USD/INR at 70.59 and USD/CAD at 1.32

Thank You

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash as of September 30, 2019 Reconciliation of Free Cash flow for three months and six months ended September 30, 2019

Reconciliation of Selected GAAP measures to Non-GAAP measures